FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                As of May 9, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
                                         /
                            Form 20-F _\/_ Form 40-F____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
                                                /
                                Yes _____ No _\/_


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements as of March 31, 2005.



                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 9, 2005



                                  Tenaris, S.A.




BY: /S/ CECILIA BILESIO
-----------------------
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.





               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                 MARCH 31, 2005











46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT


(all amounts in USD thousands, unless otherwise stated)                  THREE-MONTH PERIOD ENDED MARCH
                                                                                       31,
                                                                         --------------------------------
                                                                 NOTES        2005            2004
                                                                         --------------- ----------------
                                                                                   (UNAUDITED)
Net sales                                                          3          1,452,927          859,346
Cost of sales                                                      4           (865,128)        (620,457)
                                                                         --------------- ----------------
Gross profit                                                                    587,799          238,889
Selling, general and administrative expenses                       5           (185,083)        (139,818)
Other operating income (expenses), net                                            2,967            3,500
                                                                         --------------- ----------------
Operating income                                                                405,683          102,571
Financial income (expenses), net                                   6            (41,807)         (15,438)
                                                                         --------------- ----------------
Income  before  equity  in  earnings  (losses)  of  associated                  363,876           87,133
companies and income tax
Equity in earnings (losses) of associated companies                              30,163            (461)
                                                                         --------------- ----------------
Income before income tax                                                        394,039           86,672
Income tax                                                                     (114,069)         (39,069)
                                                                         --------------- ----------------
Income for the period (1)                                                       279,970           47,603
                                                                         --------------- ----------------
ATTRIBUTABLE TO (1):
Equity holders of the Company                                                   264,234           48,368
Minority interest                                                                15,736            (765)
                                                                         --------------- ----------------
                                                                                279,970           47,603
                                                                         --------------- ----------------

EARNINGS PER SHARE  ATTRIBUTABLE TO THE EQUITY
HOLDERS OF THE COMPANY DURING THE
PERIOD (1)
Weighted average number of ordinary shares in issue
(thousands)                                                                   1,180,537        1,180,371
Earnings per share (USD per share)                                                 0.22             0.04

(1) Up to December 31, 2004 minority interest was shown in the income statement before net income. As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris (see Note 2 (a)).


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in USD thousands)
                                                       AT MARCH 31, 2005        AT DECEMBER 31, 2004
                                                  ----------------------------  --------------------
                                NOTES                       (UNAUDITED)
ASSETS
NON-CURRENT ASSETS
  Property, plant and equipment, net        7         2,116,339                      2,164,601
  Intangible  assets,  net  (see  Note 2                157,733
(b))                                        7                                           49,211
  Investments in associated companies                   208,108                         99,451
  Other investments                                      23,963                         24,395
  Deferred tax assets                                   153,946                        161,173
  Receivables                                            32,310     2,692,399          151,365     2,650,196
                                                  --------------                 --------------
CURRENT ASSETS
  Inventories                                         1,360,708                      1,269,470
  Receivables and prepayments                           167,690                        279,450
  Current tax assets                                     96,604                         94,996
  Trade receivables                                   1,131,168                        936,931
  Other investments                                           -                        119,666
  Cash and cash equivalents                             477,106     3,233,276          311,579     3,012,092
                                                  ----------------------------   ---------------------------
TOTAL ASSETS                                                        5,925,675                      5,662,288
                                                                ==============                 =============
EQUITY  (SEE NOTE 2 (A))
CAPITAL  AND  RESERVES  ATTRIBUTABLE  TO
THE COMPANY'S EQUITY HOLDERS
  Share capital                                       1,180,537                      1,180,537
  Legal Reserves                                        118,054                        118,054
  Share Premium                                         609,733                        609,733
  Other Distributable Reserve                                82                             82
  Currency translation adjustments                     (71,126)                       (30,020)
  Retained earnings                                     992,547     2,829,827          617,538     2,495,924
                                                  --------------                 --------------
MINORITY INTEREST                                                     178,383                        165,271
                                                                --------------                 --------------
TOTAL EQUITY                                                        3,008,210                      2,661,195
                                                                --------------                 --------------
LIABILITIES
NON-CURRENT LIABILITIES
  Borrowings                                            546,896                        420,751
  Deferred tax liabilities                              346,105                        371,975
  Other liabilities                                     166,882                        172,442
  Provisions                                             33,219                         31,776
  Trade payables                                          4,070     1,097,172            4,303     1,001,247
                                                  --------------                 --------------
CURRENT LIABILITIES
  Borrowings                                            578,915                        838,591
  Current tax liabilities                               276,547                        222,735
  Other liabilities                                     124,056                        176,393
  Provisions                                             36,908                         42,636
  Customers advances                                    189,975                        127,399
  Trade payables                                        613,892     1,820,293          592,092     1,999,846
                                                  ----------------------------   ----------------------------
TOTAL LIABILITIES                                                   2,917,465                      3,001,093
                                                                --------------                 --------------
TOTAL EQUITY AND LIABILITIES                                        5,925,675                      5,662,288
                                                                ==============                 ==============


Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in USD thousands)


                                  -----------------------------------------------------------------------------------------------
                                                        Attributable to equity holders of the Company
                                  -----------------------------------------------------------------------
                                                                          Other      Currency               Minority
                                     Share        Legal       Share    Distributable translation Retained  Interest
                                    Capital      Reserves     Premium    Reserve     adjustments Earnings (see Note 2)    Total
                                  ------------  ----------  -----------  ---------- ------------ -------- ------------ ----------
                                                                                                                      (Unaudited)
Balance at January 1, 2005            1,180,537     118,054     609,733         82    (30,020)    617,538     165,271   2,661,195

Effect of  adopting  IFRS 3
  (see Note 2(b))                          --          --          --         --         --       110,775        --       110,775
                                   ----------------------------------------------------------------------------------------------
Adjusted balance at January 1, 2005   1,180,537     118,054     609,733         82    (30,020)    728,313     165,271   2,771,970
Currency translation differences           --          --          --         --      (41,106)        --       (2,586)    (43,692)
Acquisition of minority interest           --          --          --         --         --           --          (38)        (38)
Income for the period                      --          --          --         --         --       264,234      15,736     279,970
                                   ----------------------------------------------------------------------------------------------
Balance at March 31, 2005             1,180,537     118,054     609,733         82    (71,126)    992,547     178,383   3,008,210
                                   ----------------------------------------------------------------------------------------------

                                  -----------------------------------------------------------------------------------------------
                                                        Attributable to equity holders of the Company
                                  -----------------------------------------------------------------------
                                                                          Other      Currency               Minority
                                     Share        Legal       Share    Distributable translation Retained  Interest
                                    Capital      Reserves     Premium    Reserve     adjustments Earnings (see Note 2)    Total
                                  ------------  ----------  -----------  ---------- ------------ -------- ------------ ----------
                                                                                                                      (Unaudited)
Balance at January 1, 2004            1,180,288     118,029     609,269     96,555    (34,194)   (128,667)    119,984   1,961,264

Currency translation differences           --          --          --         --       (2,031)        --         (213)     (2,244)
Capital  Increase and acquisition
of minority interest                        249          25         464         82       --           --         (619)        201
Income for the period                      --          --          --         --         --        48,368        (765)     47,603
                                   ----------------------------------------------------------------------------------------------
Balance at March 31, 2004             1,180,537     118,054     609,733     96,637    (36,225)    (80,299)    118,397   2,006,824
                                   ----------------------------------------------------------------------------------------------


The  Distributable   Reserve  and  Retained  Earnings  calculated  according  to
Luxembourg Law are disclosed in Note 8 (v).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT

                                                                           THREE-MONTH PERIOD ENDED MARCH 31,
                                                                        ----------------------------------------
(all amounts in USD thousands)                                                  2005                 2004
                                                                        --------------------- ------------------
                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period                                                               279,970               47,603
Adjustments for:
   Depreciation and amortization                                                     51,977               53,824
   Income tax accruals less payments                                                 37,478              (10,320)
   Equity in (earnings) losses of associated companies                              (30,163)                 461
   Interest accruals less payments, net                                               2,344                1,551
Changes in provisions                                                                (4,285)              (1,068)
Proceeding from Fintecna arbitration award net of BHP
settlements (See Note 8 (i))                                                         66,594              (55,090)
Change in working capital                                                          (209,878)            (119,891)
Currency translation adjustment and others                                          (11,344)              (6,579)
                                                                        --------------------- ------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                 182,693              (89,509)
                                                                        --------------------- ------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                (47,316)             (39,912)
Capital increase and acquisitions of subsidiaries and
associated companies                                                                    (38)                 191
Cost of disposition of property, plant and equipment and
intangible assets                                                                     1,442                6,519
Dividends and distributions received from associated companies                       19,520                    -
Changes in restricted bank deposits                                                 (27,680)                   -
Reimbursement from trust funds                                                      119,666                    -
                                                                        --------------------- ------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                  65,594              (33,202)
                                                                        --------------------- ------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                                            398,269              132,066
Repayments of borrowings                                                           (516,422)             (41,667)
                                                                        --------------------- ------------------
NET CASH (USED IN)  PROVIDED BY FINANCING ACTIVITIES                               (118,153)              90,399
                                                                        --------------------- ------------------
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS                                  130,134              (32,312)

MOVEMENT IN CASH AND CASH EQUIVALENTS
At beginning of the period                                                          293,824              238,030
Effect of exchange rate changes                                                        (298)                (378)
Increase / (decrease) in cash and cash equivalents                                  130,134              (32,312)
                                                                        --------------------- ------------------
AT MARCH 31,                                                                        423,660              205,340
                                                                        ===================== ==================

CASH AND CASH EQUIVALENTS                                                                AT MARCH 31,
                                                                        ----------------------------------------
                                                                                    2005                2004
                                                                        ----------------------------------------
Cash and bank deposits                                                              477,106              220,968
Bank overdrafts                                                                     (12,266)             (15,628)
Restricted bank deposits                                                            (41,180)                   -
                                                                        ----------------------------------------
                                                                                    423,660              205,340
                                                                        ========================================

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


1    Basis of presentation

2 Impact of New Accounting Pronouncements: International Financial Reporting Standards

3    Segment information

4    Cost of sales

5    Selling, general and administrative expenses

6    Financial income (expenses), net

7    Property, plant and equipment and Intangible assets, net

8    Contingencies, commitments and restrictions to the distribution of profits

9 Business acquisitions, incorporation of subsidiaries and other significant events

10   Related party disclosures

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (In the notes all amounts are shown in USD thousands, unless otherwise stated)

1    BASIS OF PRESENTATION

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in various subsidiaries.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2004, except for the changes explained in Note 2. These consolidated condensed interim financial statements should be read in conjunction with the consolidated financial statements at December 31, 2004.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris's subsidiaries have been eliminated in consolidation. However, the fact that the measurement currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated condensed interim income statement under Financial income (expenses), net.

These consolidated condensed interim financial statements were approved by Tenaris's board of directors on May 2, 2005.

2 IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS: INTERNATIONAL FINANCIAL REPORTING STANDARDS

In December 2003, as a part of the IASB's project to improve International Financial Reporting Standards, the IASB released revisions to certain standards including: IAS 1, "Presentation of Financial Statements"; IAS 16, "Property, Plant and Equipment"; IAS 24, "Related Party Disclosures" and IAS 33, "Earnings per Share". The revised standards must be applied for annual periods beginning on or after January 1, 2005. In addition, during 2004 International Financial Reporting Standard (IFRS) 3, "Business Combinations" was issued. The main impacts on the Tenaris consolidated financial statements are:

(a) Presentation of minority interests
IAS 1 (revised) requires disclosure, on the face of the income statement, of the entity's income or loss for the period and the allocation of that amount between "income or loss attributable to minority interest" and "income or loss attributable to equity holders of the parent". Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris. Also, as from January 1, 2005 minority interests is included as equity in the consolidated balance sheet and not longer shown as a separate category. The effect of this change increased the Company's equity at January 1, 2005 by USD165.3 million.

(b) IFRS 3 - goodwill and negative goodwill
Until December 31, 2004 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and assessed for an indication of impairment at each balance sheet date. Under IFRS 3, the Company ceased amortization from January 1, 2005; accumulated amortization as at December 31, 2004 has been offset against the cost of goodwill. For years ending December 31, 2005 onwards, goodwill have to be tested annually for impairment, as well as when there are indicators of impairment. Amortization included in the three months period ended March 31, 2004 amounted to USD2.2 million.

Also, IFRS 3 requires accumulated negative goodwill at December 31, 2004 to be derecognized with a corresponding adjustment to retained earnings. The effect of this change is an increase in the opening balance of the Company's equity at January 1, 2005 of USD110.8 million. Amortization included in the three months period ended March 31, 2004 amounted to USD2.2 million.

2 IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS: INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONT'D)

(c) IAS 39 Financial instruments: recognition and measurement
In accordance with the transition provisions of IAS 39 (revised), the Company designated previously recognized available for sale financial assets as financial assets at fair value through profit or loss. Accordingly, the Company restated the financial asset using the new designation in the comparative financial statements.

Adoption of new or revised standards has been made in accordance with the respective transition provisions.

3    SEGMENT INFORMATION

     PRIMARY REPORTING FORMAT: BUSINESS SEGMENTS


                              --------------------------------------------------------------------------------
                                              WELDED & OTHER
                                                 METALLIC
                                 SEAMLESS        PRODUCTS          ENERGY           OTHER            TOTAL
                              --------------------------------------------------------------------------------
    THREE-MONTH PERIOD ENDED                                     (UNAUDITED)
    MARCH 31, 2005
    Net sales                      1,105,252        160,434          143,972         43,269        1,452,927
    Cost of sales                   (601,517)      (101,631)        (137,484)       (24,496)        (865,128)
                              --------------------------------------------------------------------------------
    Gross profit                     503,735         58,803            6,488         18,773          587,799

    Depreciation and
    amortization                      44,363          3,622              799          3,193           51,977

    THREE-MONTH PERIOD ENDED
    MARCH 31, 2004
    Net sales                        674,266         66,388          103,923         14,769          859,346
    Cost of sales                   (456,709)       (53,610)        (100,569)        (9,569)        (620,457)
                              --------------------------------------------------------------------------------
    Gross profit                     217,557         12,778            3,354          5,200          238,889

    Depreciation and
    amortization                      48,911          3,010              959            944           53,824

    Tenaris's main business segment is the manufacture of seamless steel pipes.

    SECONDARY REPORTING FORMAT: GEOGRAPHICAL SEGMENTS



                              ------------------------------------------------------------------------------------
                                 SOUTH                                MIDDLE EAST    FAR EAST &
                                AMERICA      EUROPE    NORTH AMERICA    & AFRICA      OCEANIA          TOTAL
                              ------------------------------------------------------------------------------------
    THREE-MONTH PERIOD ENDED                                      (UNAUDITED)
    MARCH 31, 2005
    Net sales                     354,590      405,743     414,058        146,623      131,913      1,452,927
    Depreciation and
    amortization                   21,083       17,781      11,477             11        1,625         51,977

    THREE-MONTH PERIOD ENDED
    MARCH 31, 2004
    Net sales                     164,519      307,460     198,486         92,008       96,873        859,346
    Depreciation and
    amortization                   26,432       15,893       9,879             10        1,610         53,824

      Allocation of net sales is based on the customers' location. Allocation of depreciation and amortization is based on the related assets' location.

      Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in the five main geographical areas detailed above.

4    COST OF SALES

                                                                     THREE-MONTH PERIOD ENDED
                                                                             MARCH 31,
                                                                  --------------------------------
                                                                        2005            2004
                                                                  ----------------- --------------
                                                                            (UNAUDITED)
         INVENTORIES AT THE BEGINNING OF THE PERIOD                      1,269,470        831,879

         PLUS: CHARGES OF THE PERIOD
                Raw  materials,  energy,  consumables  and other
                movements                                                  706,519        453,656
                Services and fees                                           73,495         62,613
                Labor cost                                                  99,060         87,352
                Depreciation of property, plant and equipment               44,812         46,302
                Amortization of intangible assets                            1,711          2,301
                Maintenance expenses                                        23,048         19,180
                Provisions for contingencies                                 1,200              -
                Allowance for obsolescence                                   1,264         (1,123)
                Taxes                                                          975            655
                Others                                                       4,282          3,264
                                                                  ----------------- --------------
                                                                           956,366        674,200

         LESS: INVENTORIES AT THE END OF THE PERIOD                     (1,360,708)      (885,622)
                                                                  ----------------- --------------
                                                                           865,128        620,457
                                                                  ----------------- --------------

5    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



                                                                      THREE-MONTH PERIOD ENDED
                                                                             MARCH 31,
                                                                   -------------------------------
                                                                        2005            2004
                                                                   ---------------- --------------
                                                                            (UNAUDITED)
          Services and fees                                                31,487          25,266
          Labor cost                                                       46,035          35,449
          Depreciation of property, plant and equipment                     2,479           2,544
          Amortization of intangible assets                                 2,975           2,677
          Commissions, freights and other selling expenses                 68,024          49,459
          Provisions for contingencies                                      1,878           1,275
          Allowances for doubtful accounts                                  5,314           3,721
          Taxes                                                            16,822          11,635
          Others                                                           10,069           7,792
                                                                   ---------------- --------------
                                                                          185,083         139,818
                                                                   ---------------- --------------

6    FINANCIAL INCOME (EXPENSES), NET

                                                                      THREE-MONTH PERIOD ENDED
                                                                             MARCH 31,
                                                                   -------------------------------
                                                                        2005            2004
                                                                   ---------------- --------------
                                                                            (UNAUDITED)
         Interest expense                                                (12,442)          (8,693)
         Interest income                                                   2,959            3,095
         Net foreign exchange  transaction  losses and changes in
         fair value of derivative instruments (*)                        (33,879)         (15,279)
         Miscellaneous                                                     1,555            5,439
                                                                   ---------------- --------------
                                                                         (41,807)         (15,438)
                                                                   ---------------- --------------

(*) Includes a loss of USD12.4 million originated by Materiales Siderurgicos Matesi S.A.'s debt with Talta and Sidor.

7    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET


                                                              NET PROPERTY,        NET INTANGIBLE
                                                           PLANT AND EQUIPMENT         ASSETS
                                                           --------------------  ------------------
                                                               (UNAUDITED)          (UNAUDITED)
      THREE-MONTH PERIOD ENDED MARCH 31, 2005
      Opening net book amount                                       2,164,601              49,211
      Effect of adopting IFRS 3 (see Note 2 (b))                            -             110,775
      Translation differences                                         (43,788)               (624)
      Transfers                                                             3                  (3)
      Additions                                                        44,228               3,088
      Disposals                                                        (1,414)                (28)
      Depreciation/ Amortization charge                               (47,291)             (4,686)
                                                           --------------------  ------------------
      AT MARCH 31, 2005                                             2,116,339             157,733
                                                           --------------------  ------------------


8    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS TO THE DISTRIBUTION OF PROFITS

  This note should be read in conjunction with Note 25 included in the consolidated financial statements for the year ended December 31, 2004. The significant changes or events since the annual report are the followings:

  (i)    ARBITRATION PROCEEDING AGAINST FINTECNA

  On December 28, 2004 the arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna S.p.A. ("Fintecna"), an Italian state-owned entity and successor to ILVA S.p.A, the former owner of Dalmine S.p.A. ("Dalmine") in which Tenaris sought indemnification from Fintecna for amounts paid or payable by Dalmine to the consortium led by BHP Billiton Petroleum Ltd. ("BHP") regarding the failure of an underwater pipeline, manufactured and sold prior to the privatization of Dalmine. According to this final award, Fintecna paid a total amount of EUR93.8 million (approximately USD124.9 million) on March 15, 2005. In addition, on March 29, 2005 Tenaris prepaid to BHP the final instalment of GBP30.4 million plus interests. Consequently, both BHP settlement agreement and the arbitration proceedings have been definitively concluded.

  (II)   CONSORCIO SIDERURGIA AMAZONIA, LTD. ("AMAZONIA")

  On February 3, 2005 Ylopa Servicos de Consultadoria Lda. ("Ylopa") exercised its option to convert convertible debt instruments it held in Amazonia into common stock. As a result, Tenaris's participation in Amazonia increased from 14.5% to 21.2%, thereby increasing its indirect participation in Siderurgica del Orinoco C.A. ("Sidor") from 8.7% to 12.6%. All of Amazonia's existing shares and shares of Sidor continue to be pledged until the third quarter of 2005.

  (III) TAX SITUATION: APPLICATION OF INFLATION ADJUSTMENT PROCEDURES

  As explained in Note 25 (iii) of the consolidated financial statements for the year ended December 31, 2004, on February 11, 2005 Siderca S.A.I.C.
  ("Siderca") obtained the benefits of a promotional regime established by Argentine Law 25.924. For this reason, Siderca withdrew its legal proceeding related to the application of the inflation adjustment procedure in the income tax returns for the year ended December 31, 2002. On February 21, 2005 Siderca paid ARP69.4 million (USD23.8 million). No charges against the income statement arose from this payment, as Tenaris had previously recorded a provision for this matter.

  (IV)   COMMITMENTS

(a)      On March 15, 2005  Complejo  Siderurgico  de Guayana C.A.  ("Comsigua")
         prepaid 100% of the amount owed to the International Finance Corporation, or IFC, for approximately USD42.5 million, related with project financing loans. Tenaris has applied to the IFC for the release from its proportional guarantee of such project loan.

8 CONTINGENCIES, COMMITMENTS AND RESTRICTIONS TO THE DISTRIBUTION OF PROFITS (CONT'D)

(IV)     COMMITMENTS (CONT'D)

(b) On March 3, 2005 Tenaris Financial Services S.A., a subsidiary of the Company, made a deposit of USD25.0 million at Deutsche Bank AG London Branch as a collateral for a financial transaction between the mentioned bank and another Tenaris subsidiary, generating a restriction on the availability of such funds. Consequently, total restricted cash at March 31, 2005 amounts to USD41.2 million.

(V)      RESTRICTIONS TO THE DISTRIBUTION OF PROFITS

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At March 31, 2005 the Company has created this reserve in full.


Shareholders' equity at March 31, 2005 under Luxembourg law and regulations comprises the following captions:

  Share capital                                                  1,180,537
  Legal reserve                                                    118,054
  Share premium                                                    609,733
  Other distributable reserve                                           82
  Retained  earnings  including  net income for the three month
  period ended March 31, 2005                                      731,808
                                                                -----------
  Total shareholders equity according to Luxembourg law          2,640,214
                                                                ===========

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At March 31, 2005, the distributable reserve, including retained earnings, of Tenaris under Luxembourg Law totalled USD731.9 million, as detailed below.

  Distributable  reserve at December 31, 2004 under  Luxembourg   536,541
  law
  Dividends and distributions received                            132,776
  Other income and expenses  for the  three-month  period ended
  March 31, 2005                                                   62,573
                                                                 ---------
  Distributable reserve at March 31, 2005 under Luxembourg law    731,890
                                                                 =========


9 BUSINESS ACQUISITIONS, INCORPORATION OF SUBSIDIARIES AND OTHER SIGNIFICANT EVENTS

The financial resources in trust funds at December 31, 2004 (USD119.7 million), were contributed to two wholly-owned Chilean subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.) on January 1, 2005.

10     RELATED PARTY DISCLOSURES

The Company is controlled by I.I.I. Industrial Investments Inc. which owns 60.2% of Tenaris's shares and voting rights. The remaining 39.8% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:


      THREE-MONTH PERIOD ENDED MARCH 31, 2005
                                                          ASSOCIATED        OTHER          TOTAL
      TRANSACTIONS



       (A) SALES OF GOODS AND SERVICES
              Sales of goods                                       181         40,686          40,867
              Sales of services                                    235          2,854           3,089
                                                        --------------- -------------- ---------------
                                                                   416         43,540          43,956
                                                        =============== ============== ===============
       (B) PURCHASES OF GOODS AND SERVICES
              Purchases of goods                                    27         17,649          17,676
              Purchases of services                                 40         16,239          16,279
                                                        --------------- -------------- ---------------
                                                                    67         33,888          33,955
                                                        =============== ============== ===============
      THREE-MONTH PERIOD ENDED MARCH 31, 2004
                                                          ASSOCIATED        OTHER          TOTAL
      TRANSACTIONS

       (A) SALES OF GOODS AND SERVICES
              Sales of goods                                       337         12,047          12,384
              Sales of services                                  1,477          2,803           4,280
                                                        --------------- -------------- ---------------
                                                                 1,814         14,850          16,664
                                                        =============== ============== ===============

       (B) PURCHASES OF GOODS AND SERVICES

              Purchases of goods                                     -         11,205          11,205
              Purchases of services                                  -          8,340           8,340
                                                        --------------- -------------- ---------------
                                                                     -         19,545          19,545
                                                        =============== ============== ===============
      AT MARCH  31, 2005
                                                          ASSOCIATED        OTHER          TOTAL
                                                        --------------- -------------- ---------------
      PERIOD-END BALANCES

       (A) ARISING FROM SALES/PURCHASES OF
       GOODS/SERVICES
              Receivables from related parties                   2,032         50,517          52,549
              Payables to related parties                           (9)       (18,568)        (18,577)
                                                        --------------- -------------- ---------------
                                                                 2,023         31,949          33,972
                                                        =============== ============== ===============
       (B) CASH AND CASH EQUIVALENTS
              Time deposits                                          -              6               6

       (C) OTHER BALANCES
              Receivables                                        2,080            107           2,187

       (D) FINANCIAL DEBT
            Borrowings and overdrafts (1)                            -        (52,363)        (52,363)

(1) Includes borrowings from Sidor to Matesi, Materiales Siderurgicos S.A. (USD52,363 at March 31, 2005)

10       RELATED PARTY DISCLOSURES  (CONT'D.)


      AT DECEMBER 31, 2004
                                                      ASSOCIATED        OTHER           TOTAL
                                                     -------------- --------------- --------------
      PERIOD-END BALANCES

       (A) ARISING FROM SALES/PURCHASES OF
       GOODS/SERVICES
              Receivables from related parties               3,396          49,267         52,663
              Payables to related parties                      (49)        (17,352)       (17,401)
                                                     -------------- --------------- --------------
                                                             3,347          31,915         35,262
                                                     ============== ==============  ==============

       (B) CASH AND CASH EQUIVALENTS
              Time deposits                                      -               6              6

       (C) OTHER BALANCES
              Trust fund                                         -         119,666        119,666
              Convertible debt instruments - Ylopa         121,955               -        121,955

      (D) FINANCIAL DEBT

            Borrowings and overdrafts (1)                        -         (56,906)       (56,906)

(1) Includes borrowings from Sidor to Matesi, Materiales Siderurgicos S.A. (USD51,457 at December 31, 2004)








                                                Carlos Condorelli
                                            Chief Financial Officer